Exhibit 99.1

St. John's, NL – April 14, 2020

FORTIS INC. TO HOLD TELECONFERENCE ON MAY 6 TO DISCUSS

FIRST QUARTER 2020 RESULTS AND HOLD VIRTUAL

2020 ANNUAL AND SPECIAL MEETING ON MAY 7

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) will release its first quarter 2020 financial results on Wednesday, May 6, 2020. A teleconference and webcast will be held the same day at 8:30 a.m. (Eastern). Barry Perry, President and Chief Executive Officer, and Jocelyn Perry, Executive Vice President, Chief Financial Officer, will discuss the Corporation's first quarter 2020 financial results.

Analysts, members of the media and other interested parties in North America are invited to participate by calling 1.877.223.4471. International participants may participate by calling 647.788.4922. Please dial in 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Corporation's website, www.fortisinc.com. A replay of the conference will be available two hours after the conclusion of the call until June 5, 2020. Please call 1.800.585.8367 or 416.621.4642 and enter pass code 4883528.

As previously announced, Fortis will hold its Annual and Special Meeting of Shareholders online on Thursday, May 7, 2020 at 9:00 a.m. (Eastern), 10:30 a.m. (Newfoundland). The decision to move to a virtual meeting was made for the safety and health of Fortis shareholders, employees and the broader community in response to the COVID-19 pandemic. For more information on the virtual Annual and Special Meeting and how to participate, please visit the Corporation's website at https://www.fortisinc.com/investor-relations/2020-annual-meeting.

About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with 2019 revenue of $8.8 billion and total assets of approximately $53 billion as at December 31, 2019. The Corporation's 9,000 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information please contact

Investor Enquiries:

Ms. Stephanie Amaimo

Vice President, Investor Relations
Fortis Inc.
709.737.2900

investorrelations@fortisinc.com

Media Enquiries:
Ms. Karen McCarthy
Vice President, Communications & Corporate Affairs
Fortis Inc.
709.737.5323

media@fortisinc.com